As filed with the Securities and Exchange Commission on April 8, 2005

Registration No. 005-43863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Masonite International Corporation

(Name of the Issuer)

Masonite International Corporation
Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
KKR Millennium Fund (Overseas), Limited Partnership
Philip S. Orsino
John F. Ambruz
James U. Morrison
Lawrence P. Repar

(Name of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

575384102

(CUSIP Number of Class of Securities)

Harley Ulster Masonite International Corporation 1600 Britannia Road Mississauga, Ontario, Canada L4W 2J2 (905) 670-6520	Scott C. Nuttall
Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
KKR Millennium Fund (Overseas), Limited Partnership
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

With copies to:

James C. Morphy Keith A. Pagnani Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Gary I. Horowitz Marni J. Lerner Simpson Thacher & Bartlett LLP 425 Lexington Ave. New York, New York 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation $1,920,738,203*	Amount of Filing Fee $226,071**

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 54,819,531 common shares of Masonite International Corporation (“Masonite”) that are proposed to be purchased in the transaction and (ii) $33.90 (calculated by multiplying the per share purchase price of C$42.25 by 0.8024, the noon rate of exchange for US$1.00 as reported by the Bank of Canada on March 3, 2005), (b) the product of (i) 2,252,678 common shares of Masonite subject to currently outstanding options that are proposed to be cashed out in the transaction and (ii) the excess of $33.90 over $13.22 (calculated by multiplying the weighted average exercise price of such options of C$16.48 by 0.8024, the noon rate of exchange for US$1.00 as reported by the Bank of Canada on March 3, 2005) and (c) the product of (i) 465,213 outstanding restricted share units and deferred share units of Masonite that are proposed to be cashed out in the transaction and (ii) $33.90 (calculated by multiplying the consideration per restricted share unit and deferred share unit of C$42.25 by 0.8024, the noon rate of exchange for US$1.00 as reported by the Bank of Canada on March 3, 2005).

**The amount of filing fee was calculated by multiplying the Transaction Valuation amount by 0.0001177.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $226,071	Filing Party: Masonite International Corporation

Form or Registration No.: Schedule 13E-3 (File No. 005-43863)	Dates Filed: January 19, 2005, February 4, 2005, March 4, 2005

2

INTRODUCTION

     This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on January 19, 2005, as amended by Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on February 4, 2005, as further amended by Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on February 10, 2005, as further amended by Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on March 4, 2005, as further amended by Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on March 24, 2005 and as further amended by Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on March 30, 2005 (“Amendment No. 5”), and is being filed with the Securities and Exchange Commission (the “SEC”) by (1) Masonite International Corporation, an Ontario corporation (“Masonite”), (2) Stile Acquisition Corp., an Ontario corporation (“Stile”), (3) Stile Consolidated Corp., a Canadian federal corporation that owns 100% of the equity securities of Stile (“Stile Consolidated”), (4) Stile Holding Corp., a Canadian federal corporation that owns 100% of the equity securities of Stile Consolidated (“Stile Holding”), (5) KKR Millennium Fund (Overseas), Limited Partnership, an Alberta limited partnership that owns 100% of the equity securities of Stile Holding (“KKR Millennium,” and together with Stile, Stile Consolidated and Stile Holding, the “Stile Affiliates”), (6) Philip S. Orsino, (7) John F. Ambruz, (8) James U. Morrison and (9) Lawrence P. Repar.

     This Final Amendment relates to the Combination Agreement, dated December 22, 2004, as amended and restated on January 16, 2005 and as further amended and restated on February 17, 2005, between Masonite and Stile (the “Combination Agreement”), which provides for the acquisition of all the outstanding common shares of Masonite (the “Common Shares”) by Stile pursuant to a plan of arrangement (the “Arrangement”).

RESULTS OF THE TRANSACTION

     On March 31, 2005, the Arrangement was approved by Masonite’s shareholders at a special meeting by 91.9% of the votes cast by Masonite’s shareholders voting at the meeting and by 91.8% of the votes cast by Masonite’s shareholders other than votes in respect of Common Shares held by members of Masonite’s senior management. On April 1, 2005, the Arrangement was approved by the Superior Court of Justice (Ontario). Pursuant to the Combination Agreement and the Arrangement, on April 6, 2005, Stile acquired all of the outstanding Common Shares pursuant to the Arrangement for cash consideration of C$42.25 per Common Share, other than certain Common Shares held by certain employees and officers of Masonite, which were exchanged for common shares of Stile Holding. Concurrently with the closing of the Arrangement, Philip S. Orsino, John F. Ambruz, James U. Morrison and Lawrence P. Repar invested an aggregate of approximately US$18.1 million in equity securities of Stile Holding. Following the completion of these transactions, Masonite became a direct wholly owned subsidiary of Stile and an indirect wholly owned subsidiary of Stile Consolidated and Stile Holding. In connection with the closing of the Arrangement, the Common Shares were delisted from the Toronto Stock Exchange, and their trading was suspended on, and they are expected to be delisted from, the New York Stock Exchange.

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the 13E-3 transaction. Except as set forth in this Final Amendment, all the information in Amendment No. 5 remains unchanged.

3

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2005

MASONITE INTERNATIONAL CORPORATION
By	/s/ John F. Ambruz
	Name:	John F. Ambruz
	Title:	Executive Vice-President, Strategic Development

STILE ACQUISITION CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice President

STILE CONSOLIDATED CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice President

STILE HOLDING CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice President

KKR MILLENNIUM FUND (OVERSEAS), LIMITED PARTNERSHIP
By	KKR Associates Millennium (Overseas), Limited Partnership, its General Partner

By	KKR Millennium Limited, its General Partner

By	/s/ Paul Raether
	Name:	Paul Raether
	Title:	Director

PHILIP S. ORSINO
By	/s/ Philip S. Orsino
Philip S. Orsino

4

JOHN F. AMBRUZ
By	/s/ John F. Ambruz
John F. Ambruz

JAMES U. MORRISON
By	/s/ James U. Morrison
James U. Morrison

LAWRENCE P. REPAR
By	/s/ Lawrence P. Repar
Lawrence P. Repar

5